==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            HILITE INDUSTRIES, INC.
                                (NAME OF ISSUER)

                            HILITE INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  431353 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                SAMUEL M. BERRY
                     PRESIDENT AND CHIEF OPERATING OFFICER
                            HILITE INDUSTRIES, INC.
                                1671 S. BROADWAY
                            CARROLLTON, TEXAS 75006
                           TELEPHONE: (972) 242-2116

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   Copies to:

         EDWARD R. MANDELL, ESQ.                CHRISTOPHER M. KELLY, ESQ.
         JORDAN A. HORVATH, ESQ.                PATRICK J. LEDDY, ESQ.
         PARKER CHAPIN FLATTAU & KLIMPL, LLP    JONES, DAY, REAVIS & POGUE
         1211 AVENUE OF THE AMERICAS            901 LAKESIDE AVENUE
         NEW YORK, NEW YORK  10036              CLEVELAND, OH 44114
         (212) 704-6000                         (216) 586-3939

                                  MAY 3, 1999

     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
==============================================================================
    TRANSACTION VALUATION*                              AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
         $71,537,850                                          $14,308
===============================================================================

* For purposes of calculating fee only. This transaction applies to an aggregate of 5,020,200 shares of common stock of Hilite Industries, Inc. (the sum of (i) 4,900,000 outstanding shares of common stock and (ii) 120,200 outstanding options to purchase shares of common stock of Hilite Industries, Inc.).

Except as otherwise noted, the per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 is $14.25 per unit.

The proposed maximum aggregate value of transaction is $71,537,850.

The total fee is $14,308 paid by wire transfer on April 30, 1999 to the designated lockbox depository maintained by the Commission at Mellon Bank. The amount of the filing fee, calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Common Stock to be acquired.

 [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not Applicable.

Form or Registration No.: Not Applicable.

Filing Party: Not Applicable.

Date Filed: Not Applicable.
==============================================================================

                                 SCHEDULE 13E-4
                                  INTRODUCTION

         This Issuer Tender Offer Statement (this "Statement") relates to the offer by Hilite Industries, Inc., a Delaware corporation (the "Company"), to purchase all of its issued and outstanding shares of common stock, $0.01 par value per share ("Shares"), for $14.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal dated May 3, 1999 (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SECURITY AND ISSUER.

         (a) The name of the issuer is Hilite Industries, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 1671
S. Broadway, Carrollton, Texas 75006.

         (b) This Statement relates to the offer by the Company to purchase all of the Shares for $14.25 per Share, net to Seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase. The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions" and "SPECIAL FACTORS - The Merger Agreement and the Stockholders Agreement" is incorporated herein by reference.

         (c) The information set forth in the Offer to Purchase under "INTRODUCTION" and "THE TENDER OFFER -- Section 6. Price Range of Shares; Dividends and Distributions" is incorporated herein by reference.

         (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) - (b) The information set forth in the Offer to Purchase under "INTRODUCTION" and "THE TENDER OFFER -- Section 10. Financing of the Transactions" is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OF PROPOSALS OF THE ISSUER OR AFFILIATE.

         The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS - Background of the Transactions," "SPECIAL FACTORS - Purposes and Reasons of the Company for the Transactions," "SPECIAL FACTORS - Purposes and Reasons of Buyer and the Continuing Stockholders for the Transactions" "SPECIAL FACTORS - Plans for the Company After the Transactions; Certain Effects of the Transactions," "SPECIAL FACTORS - The Merger Agreement and the Stockholders Agreement" and "THE TENDER OFFER - Section 11. Effects of the Transactions on the Market for the Shares; Exchange Act Registration" is incorporated herein by reference.

 ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement" and "SPECIAL FACTORS- Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 5.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Purpose and Reasons of the Company for the Transactions," "SPECIAL FACTORS -- Purpose and Reasons of Buyer and Continuing Stockholders for the Transactions," "SPECIAL FACTORS -- The Merger Agreement and the Stockholders Agreement" and "SPECIAL FACTORS -- Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Transactions," "SPECIAL FACTORS -- Interests of Certain Persons in the Transactions" and "THE TENDER OFFER -- Section 14. Fees and Expenses" is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

         (a) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company", "TENDER OFFER -- Section 8. Recent Developments" and "THE TENDER OFFER -- Section 9. Summary Historical Financial Information" is incorporated herein by reference. In addition, the Company's audited financial statements and related notes as of June 30, 1998 and June 30, 1997 and for the years ended June 30, 1998, and the Company's unaudited Balance Sheet as of March 31, 1999 and June 30, 1998, the Statements of Operations for the Three and Nine-Month Periods ended March 31, 1999 and 1998 and Statements of Cash Flows for the Nine-Month Periods Ended March 31, 1999 and 1998.

         (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS-Cautionary Statements Concerning Forward-Looking Statements and Company Financial Projections" is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

         (a)  Not applicable.

         (b) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 13. Certain Legal Matters and Regulatory Approvals" is incorporated herein by reference.

         (c) Not applicable.

         (d) Not applicable.

         (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, are incorporated herein by reference in their entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)  Offer to Purchase, dated May 3, 1999.

         (a)(2)  Letter of Transmittal, dated May 3, 1999.

         (a)(3)  Notice of Guaranteed Delivery, dated May 3, 1999.

         (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 3, 1999.

         (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 3, 1999.

         (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(7) Summary Advertisement as published in The Wall Street Journal on May 3, 1999.

         (a)(8)  Press Release issued by the Company on April 27, 1999.

         (a)(9) Letter to the Company's stockholders from Daniel W. Brady, Chief Executive Officer of the Company, dated May 3, 1999.

         (b)(1) Commitment Letter, dated April 20, 1999, from First Union Investors, Inc.

         (b)(2) Commitment Letter, dated April 20, 1999, from First Union Capital Markets Corp.

         (c)(1) Agreement and Plan of Merger, dated as of April 26, 1999, by and among Hilite Holdings, LLC, a Delaware limited liability company, Hilite Mergeco, Inc., a Delaware corporation and the Company.

         (c)(2) Stockholders Agreement, dated as of April 26, 1999, by and among Hilite Holdings, LLC, Hilite Mergeco, Inc., and the Continuing Stockholders of the Company listed on Schedule A thereto.

         (d)    None.

         (e)    None.

         (f)    None.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 3, 1999

                                   HILITE INDUSTRIES, INC.



                                   /s/ Samuel M. Berry
                                   ------------------------------------------
                                   By:  Samuel M. Berry
                                        President and Chief Operating Officer

                                  EXHIBIT INDEX



EXHIBIT NO.                         DESCRIPTION


(a)(1)            Offer to Purchase, dated May 3, 1999.

(a)(2)            Letter of Transmittal, dated May 3, 1999.

(a)(3)            Notice of Guaranteed Delivery, dated May 3, 1999.

(a)(4)            Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                  Nominees, dated May 3, 1999.

(a)(5)            Letter to Clients for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees, dated May 3, 1999.

(a)(6)            Guidelines for Certification of Taxpayer Identification Number on Substitute
                  Form W-9.

(a)(7)            Summary Advertisement as published in The Wall Street Journal on May 3, 1999.

(a)(8)            Press Release issued by the Company on April 27, 1999.

(a)(9)            Letter to the Company's Stockholders from  Daniel W. Brady, Chief Executive
                  Officer of the Company, dated May 3, 1999.

(b)(1)            Commitment Letter, dated April 20, 1999, from First Union Investors, Inc.


(b)(2)            Commitment Letter, dated April 20, 1999, from First Union Capital Markets Corp.


(c)(1)            Agreement and Plan of Merger, dated as of April 26, 1999, by and among Hilite
                  Holdings, LLC,. Hilite Mergeco, Inc., a Delaware corporation and the Company.


(c)(2)            Stockholders Agreement, dated as of April 26, 1999, by and among Hilite Holdings, LLC,
                  Hilite Mergeco, Inc., and the Continuing Stockholders of the Company listed on
                  Schedule A thereto.


(d)               None.



(e)               None.


(f)               None.